BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is March 17, 2009.

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	March 17, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.	Summary of Material Change

Yukon-Nevada Gold Corp. announces a $720,000 private placement.

5.	Full Description of Material Change

The Company announces that it has negotiated a $720,000 non-brokered private placement to sell up to 12,000,000 units (the “Units”) at a price of $0.06 per Unit. A finder’s fee of 10% payable in cash and/or Units is payable on a portion of the private placement. In accordance with Section 607(g)(i) of the TSX Company Manual, as the maximum aggregate number of securities issuable by the Company pursuant to private placements closed on February 27, 2009 and this private placement aggregate 93,199,998 shares (including any finder’s fees), or 34.18% of the Company’s issued and outstanding share capital prior to completion of the above private placements, closing of the private placement is subject to shareholder approval, which will acquired by written consents pursuant to Section 604(d) of the TSX Company Manual. Votes attaching to the shares issued and to be issued pursuant to the above private placements will not be included for the purposes of obtaining such shareholder approval.

Each Unit will consist of one common share (a “Share”) and one share purchase warrant (the “Warrant”). The Warrant can be exercised to purchase one additional common share (a “Warrant Share”) at a price of $0.08 per share within 24 months of closing of the private placement. Closing of the private placement is subject to acceptance by the Toronto Stock Exchange.

One director of the Company, Robert E. Chafee, is participating in the private placement and is subscribing for 3,333,333 Units. The maximum number of Shares to be issued to Mr. Chafee, including Shares underlying the Warrants, would be 6,666,666 Shares, being 2.21% of the Company’s current issued and outstanding Shares or 2.13% of the Company’s then issued share capital. Upon completion of the private placement and the exercise of his Warrants, Mr. Chafee would then hold, including currently held Shares, 3.61% of the Company’s issued share capital.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

The proceeds of the private placement transaction will be used for the resumption of milling at the Company’s Jerritt Canyon Mine, Nevada and for working capital.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Graham Dickson, President and CEO
Bus. Tel:	(604) 688-9427

9.	Date of Report

Dated at Vancouver, British Columbia , this 17th day of March, 2009.

“Shaun Heinrichs”
Shaun Heinrichs, CFO